EXHIBIT 99.1

Valneva Files for Chikungunya Vaccine Authorization with Health Canada

Saint-Herblain (France), May 30, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announces the filing of a regulatory application with Health Canada for marketing approval of the Company’s single-shot chikungunya vaccine candidate, VLA1553, in persons aged 18 years and above. If accepted, Health Canada will provide additional information on the potential approval timeline.

This is the second regulatory application for VLA1553 filed by Valneva, and the Company intends to make additional regulatory submissions in 2023. A Biologic License Application (BLA) is currently under priority review1 by the U.S. Food and Drug Administration (FDA) with a Prescription Drug User Fee Act (PDUFA) review goal date at the end of August 2023.

VLA1553 is currently the only chikungunya vaccine candidate worldwide for which regulatory review processes are underway and, if approved, it could become the first licensed chikungunya vaccine available to address this unmet medical need. It would also represent the third vaccine Valneva has brought from early R&D to approval.

Juan Carlos Jaramillo, MD, Chief Medical Officer of Valneva, commented, “Chikungunya represents a major threat for people traveling to or living in areas where chikungunya virus and the mosquitos that transmit it are present, including popular destinations for U.S. and Canadian travelers. This threat continues to grow as shown by the recent epidemiological alert of the Pan American Health Organization (PAHO)2. No vaccine or specific treatments are currently available for this debilitating disease, and we will continue to work diligently to bring VLA1553 to different territories as soon as possible.”

The regulatory submissions with Health Canada and the FDA follow final pivotal Phase 3 data in March 20223, final lot-to-lot consistency results in May 20224 and positive twelve-month persistence data in December 20225. A clinical study of VLA1553 in adolescents is ongoing in Brazil6, for which Valneva reported enrollment and vaccination completion in February 20237. This trial, conducted by Valneva’s partner Instituto Butantan and funded by the Coalition for Epidemic Preparedness Innovations (CEPI), may support future regulatory submissions in this age group, if VLA1553 is initially approved in adults, as well as licensure of the vaccine in Europe and Brazil, which would be the first potential approval for use in an endemic population. First results are expected mid-2023.

VLA1553 received FDA Fast Track and Breakthrough Therapy designations in 2018 and 2021, respectively. The program was also granted PRIority MEdicine (PRIME) designation by the European Medicines Agency (EMA) in 2020, and Valneva plans to make regulatory submissions for VLA1553 in Europe in the second half of 2023.

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in 72-92% of humans after four to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high, and the global market for vaccines against chikungunya is estimated to exceed $500 million annually by 20328. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 110 countries9. As of July 2022, more than three million cases have been reported in the Americas10 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. There are no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.

About VLA1553
VLA1553 is a live-attenuated, single dose investigational vaccine candidate targeting the chikungunya virus, which has spread to over 110 countries11. It has been designed by deleting a part of the chikungunya virus genome.
Valneva reported final data from the pivotal Phase 3 trial of VLA1553 in March 202212, final lot-to-lot consistency results in May 202213 and positive twelve-month persistence data in December 202214.
If approved, VLA1553 would expand Valneva’s existing commercial vaccines portfolio and as such, Valneva intends to commercialize this vaccine, leveraging its existing manufacturing and commercial operations.
To make VLA1553 more accessible to Low- and Middle-Income Countries (LMIC), Valneva and Instituto Butantan in Brazil signed an agreement in January 2021 for the development, manufacturing and marketing of VLA155315. The collaboration falls within the framework of the agreement signed between CEPI and Valneva in July 201916, which provides funding of up to $24.6 million with support from the European Union’s Horizon 2020 program.
VLA1553 received FDA Fast Track, Breakthrough Therapy designations and Priority Review in 2018, 2021 and 2023, respectively. VLA1553 was also granted PRIority MEdicine (PRIME) designation by the European Medicines Agency (EMA) in 2020.

About Valneva SE
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to regulatory approval of VLA1553 and timing and plans for clinical programs and clinical trials. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 FDA Accepts Valneva’s Chikungunya Vaccine License Application for Priority Review - Valneva
2https://www.paho.org/en/documents/epidemiological-alert-chikungunya-increase-region-americas
3 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
4 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
5 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate - Valneva
6 Valneva Announces Initiation of Adolescent Phase 3 Trial for its Single-Shot Chikungunya Vaccine Candidate – Valneva
7 Valneva Completes Enrollment for Adolescent Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate - Valneva
8 VacZine Analytics Chikungunya virus vaccines Global demand analysis. February 2020
9 https://www.who.int/news-room/fact-sheets/detail/chikungunya
10 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2022 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 25 Jul 2022.
11 https://www.who.int/news-room/fact-sheets/detail/chikungunya
12 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
13 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
14 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate - Valneva
15 Valneva and Instituto Butantan Sign Final Agreement on Single-Shot Chikungunya Vaccine for Low and Middle Income Countries
16 CEPI awards up to $23.4 million to Valneva for late-stage development of a single-dose Chikungunya vaccine

Attachment

  2023_05_30_VLA1553_HealthCanada_filing_PR_EN_Final (https://ml-eu.globenewswire.com/Resource/Download/644aac37-f31d-4b8b-85de-c725370d97fe)